CONFIRMATION

(National Policy Statement No. 31)

Alberta Securities Commission

4th Floor, 300-5th Ave SW

Calgary, Alberta  T2P 3C4

Dear Sirs/ Mesdames:

RE:

Notice of Change of Auditor – Astris Energi Inc.

The undersigned, Anthony Durkacz, Vice President of Finance and Treasurer of Astris Energi Inc. (the “Corporation”), hereby confirms on behalf of the Corporation that the Board of Directors of the Corporation has reviewed (a) the Notice of Change of Auditor, (b) the letter from Lugowy Associates, the former auditor of the Corporation, and (c) the letter from PricewaterhouseCoopers LLP, the successor auditor of the Corporation, a copy of each of which is attached hereto.

Dated at Mississauga, Ontario this 2nd day of March, 2004.

On behalf of the Board of Directors,

Name:

Anthony Durkacz

Title:

Vice President of Finance and Treasurer

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